Exhibit 99.4

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

On October 19, 2015, Bank of the Ozarks, Inc. (“Ozarks”) and its wholly-owned bank subsidiary, Bank of the Ozarks, entered into a definitive agreement and plan of merger (the “merger agreement”) with Community & Southern Holdings, Inc. (“C&S”) and its wholly-owned bank subsidiary, Community & Southern Bank (“C&S Bank”). The merger agreement provides that, upon the terms and subject to the conditions set forth therein, (i) C&S will merge with and into Ozarks, with Ozarks continuing as the surviving corporation (the “merger”), and (ii) C&S Bank will merge with and into Bank of the Ozarks, with Bank of the Ozarks continuing as the surviving bank. The merger is expected to be completed late in the first quarter of 2016 or in the second quarter of 2016, subject to approvals by C&S stockholders and Ozarks shareholders, respectively, receipt of required regulatory and other approvals and satisfaction of closing conditions.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of issued and outstanding C&S common stock and each outstanding C&S stock option, warrant, restricted stock unit and deferred stock unit will be converted into the right to receive shares of Ozarks common stock (plus cash in lieu of any fractional shares) based on the aggregate purchase price of $799,595,013, or approximately $20.50 per fully diluted C&S share, subject to certain purchase price adjustments set forth in the merger agreement. The number of shares of Ozarks common stock to be delivered at closing in satisfaction of the purchase price will be based on a floating exchange ratio based upon the volume weighted average price of Ozarks common stock for the fifteen trading days ending on the second business day prior to closing (the “Ozarks average stock price”), subject to a minimum and maximum price of $34.10 and $56.84, respectively.

The following unaudited pro forma combined consolidated financial information is based on the historical financial data of Ozarks and C&S, and has been prepared to illustrate the effects of the proposed C&S merger. The unaudited pro forma combined consolidated financial information and explanatory notes are based upon the assumptions that (i) C&S’ closing consolidated net book value is at least $437 million on the determination date, (ii) the total number of shares of C&S common stock outstanding immediately prior to the effective time of the merger will be 36,949,266, (iii) immediately prior to the effective time of the merger there will be 169,300 outstanding C&S restricted stock units, 30,926 outstanding C&S deferred stock units, 3,450,818 outstanding C&S stock options with a weighted average exercise price of $10.37 per share, and 285,970 outstanding C&S warrants with an exercise price of $10.00 per share, and (iv) the Ozarks average stock price is $53.75 (which was the closing price of Ozarks common stock on December 2, 2015).

The following unaudited pro forma combined consolidated financial statements have been prepared using the acquisition method of accounting, giving effect to Ozarks’ completed acquisitions of Summit Bancorp, Inc. (“Summit”), which closed on May 16, 2014, and Intervest Bancshares Corporation (“Intervest”), which closed on February 10, 2015, and the proposed acquisition of C&S, including pro forma assumptions and adjustments related to the Summit and Intervest acquisitions and the proposed acquisition of C&S, as described in the accompanying notes to the unaudited pro forma combined consolidated financial statements. The unaudited pro forma combined consolidated financial statements and related pro forma adjustments for C&S have been adjusted to give effect to C&S’ acquisition of certain branches, cash, deposits and loans from CertusBank, N.A. (“CertusBank”), which acquisition closed on October 9, 2015. All other acquisitions made by C&S during 2014 and the first nine months of 2015 do not have a material impact, either individually or in the aggregate, on the unaudited pro forma combined consolidated financial statements. The unaudited pro forma combined consolidated balance sheet combines the historical financial information of Ozarks and C&S (including the effects of the CertusBank acquisition) as of September 30, 2015, and assumes that the C&S merger was completed on that date. This balance sheet includes the assets and liabilities of Summit and Intervest in Ozarks’ historical information because these acquisitions closed on May 16, 2014 and February 10, 2015, respectively. The unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014 give effect to the Summit, Intervest and C&S acquisitions (including the effects of the CertusBank acquisition) as if all of these transactions (including the CertusBank acquisition) had been completed on January 1, 2014.

The following unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments require management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;

•	Ozarks’ separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2014, included in Ozarks’ Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference herein and C&S’ separate audited historical consolidated financial statements and accompanying notes as of and for the years ended December 31, 2014 and 2013, included in Exhibits 99.1 and 99.2 of Ozarks’ Current Report on Form 8-K filed on the date hereof; and

•	Ozarks’ separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2015 included in Ozarks’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, incorporated by reference herein, and C&S’ separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2015, included in Exhibit 99.3 of Ozarks’ Current Report on Form 8-K filed on the date hereof.

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of September 30, 2015

	Ozarks Historical	C&S Historical	CertusBank Pro forma Adjustments(A)	C&S Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands)
Assets
Cash and due from banks	$279,111	$118,456	$373,571	$—		$771,138
Federal funds sold and interest earning assets	2,513	—	—			2,513

Cash and cash equivalents	281,624	118,456	373,571	—		773,651
Investment securities	796,373	599,494	—	3,397	(b)	1,399,264
Non-purchased loans and leases	5,447,278	2,351,609	—	(2,351,609)	(c)	5,447,278
Purchased loans	1,959,502	522,279	161,462	2,351,609	(c)	4,904,699
				(90,153)	(d)
Allowance for loan and lease losses	(59,017)	(45,513)	—	45,513	(e)	(59,017)

Net loans	7,347,763	2,828,375	161,462	(44,640)		10,292,960
Premises and equipment, net	296,433	59,523	22,975	(15,008)	(f)	363,923
Foreclosed assets	24,397	8,142	—	(2,499)	(d)	30,040
Accrued interest receivable	28,095	8,951	—	—		37,046
Bank owned life insurance	283,016	84,355	—	—		367,371
Goodwill	128,132	33,187	11,460	(44,647)	(g)	565,368
				437,236	(g)
Other intangible assets, net	28,624	9,037	6,580	(15,617)	(h)	70,529
				41,905	(h)
Current and deferred income taxes	83,611	67,642	—	21,082	(i)	172,335
Other, net	31,148	42,374	446	(1,700)	(j)	72,268

Total assets	$9,329,216	$3,859,536	$576,494	$379,509		$14,144,755

Liabilities and Stockholders’ Equity
Deposits:
Demand non-interest bearing	$1,413,892	$439,316	$66,438	$—		$1,919,646
Savings and interest bearing transaction	4,010,103	1,232,638	352,329	—		5,595,070
Time	2,182,795	1,463,301	157,320	13,700	(k)	3,817,116

Total deposits	7,606,790	3,135,255	576,087	13,700		11,331,832
Repurchase agreements	80,040	—	—	—		80,040
Other borrowings	161,861	215,095	—	2,623	(l)	379,579
Subordinated debentures	117,544	—	—	—		117,544
Accrued interest payable and other liabilities	45,307	52,310	407	20,467	(m)	118,492

Total liabilities	8,011,542	3,402,660	576,494	36,790		12,027,486

Stockholders’ equity:
Common stock	883	369	—	149	(a)	1,032
				(369)	(n)
Additional paid-in capital	633,941	374,362	—	799,446	(a)	1,433,387
				(374,362)	(n)
Retained earnings	667,972	78,371	—	(78,371)	(n)	667,972
Accumulated other comprehensive income	11,721	3,774	—	(3,774)	(n)	11,721

Total stockholders’ equity before noncontrolling interest	1,314,517	456,876	—	342,719		2,114,112
Noncontrolling interest	3,157	—	—	—		3,157

Total stockholders’ equity	1,317,674	456,876	—	342,719		2,117,269

Total liabilities and stockholders’ equity	$9,329,216	$3,859,536	$576,494	$379,509		$14,144,755

Unaudited Pro Forma Combined Consolidated Income Statement

For the Nine Months Ended September 30, 2015

	Ozarks Historical	Intervest Historical(1)	Intervest Pro forma Adjustments		Ozarks and Intervest Pro forma Combined	C&S Historical	C&S Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases, including purchased loans	$271,634	$6,324	$890	(3)	$278,848	$107,206	$20,113	(o)	$406,167
Investment securities	23,373	221	—		23,594	9,874	—		33,468
Other	35	1	—		36	254	699	(p)	989

Total interest income	295,042	6,546	890		302,478	117,334	20,812		440,624
Interest expense:
Deposits	12,088	2,022	(1,022)	(4)	13,088	11,634	(57)	(q)	24,665
Repurchase agreements	56	—	—		56	—	—		56
Other borrowings	4,605	—	—		4,605	1,237	(843)	(r)	4,999
Subordinated debentures	2,660	178	63	(5)	2,901	—	—		2,901

Total interest expense	19,409	2,200	(959)		20,650	12,871	(900)		32,621

Net interest income	275,633	4,346	1,849		281,828	104,463	21,712		408,003
Provision for loan and lease losses	14,205	—	—		14,205	11,406	—		25,611

Net interest income after provision	261,428	4,346	1,849		267,623	93,057	21,712		382,392

Non-interest income
Service charges on deposit accounts	21,140	15	—		21,155	8,648	—		29,803
Mortgage lending income	5,104	88	—		5,192	3,158	—		8,350
Trust income	4,395	—	—		4,395	—	—		4,395
Bank owned life insurance income	7,672	—	—		7,672	1,931	—		9,603
Other income from purchased loans	21,335	—	—		21,335	—	—		21,335
Net gains (losses) on investment securities	2,619	(395)	—		2,224	—	—		2,224
Gains (losses) on sales of other assets	7,290	—	—		7,290	136	—		7,426
Gain on merger and acquisition transaction	—	—	—		—	—	—		—
Other	4,920	318	—		5,238	2,308	—		7,546

Total non-interest income	74,475	26	—		74,501	16,181	—		90,682

Non-interest expense:
Salaries and employee benefits	66,450	2,836	—		69,286	37,612	—		106,898
Net occupancy and equipment	22,711	360	—		23,071	8,999	—		32,070
Other operating expenses	50,175	2,854	110	(6)	53,139	34,704	4,490	(s)	92,333

Total non-interest expenses	139,336	6,050	110		145,496	81,315	4,490		231,301

Income before taxes	196,567	(1,678)	1,739		196,628	27,923	17,222		241,774
Provision for income taxes	65,714	(432)	663	(7)	65,945	9,013	6,562	(t)	81,520

Net income (loss)	130,853	(1,246)	1,076		130,683	18,910	10,660		160,253
Net income attributable to noncontrolling interest	(55)	—	—		(55)	—	—		(55)

Net income available to common stockholders	$130,798	$(1,246)	$1,076		$130,628	$18,910	$10,660		$160,198

Basic earnings per common share:
Earnings (loss) per share	$1.52				$1.50	$0.51			$1.57
Weighted average shares outstanding (thousands)	86,070				87,067	36,949			102,012
Diluted earnings per common share:
Earnings (loss) per share	$1.51				$1.49	$0.46			$1.56
Weighted average shares outstanding (thousands)	86,839				87,835	40,892			102,780

Unaudited Pro Forma Combined Consolidated Income Statement

For the Year Ended December 31, 2014

	Ozarks Historical	Summit Historical(2)	Summit Pro forma Adjustments		Intervest Historical(1)	Intervest Pro forma Adjustments		Ozarks, Summit and Intervest Pro forma Combined	C&S Historical	C&S Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases, including purchased non-covered loans	$260,779	$13,685	$3,089	(8)	$58,327	$7,923	(3)	$343,803	$141,958	$39,467	(o)	$525,228
Investment securities	30,614	2,757	—		4,373	—		37,744	13,045	—		50,789
Other	56	76	—		59	—		191	343	934	(p)	1,468

Total interest income	291,449	16,518	3,089		62,759	7,923		381,738	155,346	40,401		577,485
Interest expense:
Deposits	8,566	1,842	(975)	(9)	18,369	(9,095)	(4)	18,707	13,035	(5,069)	(q)	26,673
Repurchase agreements	54	11	—		—	—		65	—	—		65
Other borrowings	10,642	3,539	(394)	(10)	—	—		13,787	1,602	(1,124)	(r)	14,265
Subordinated debentures	1,693	—	—		1,578	560	(5)	3,831	—	—		3,831

Total interest expense	20,955	5,392	(1,369)		19,947	(8,535)		36,390	14,637	(6,193)		44,834

Net interest income	270,494	11,126	4,458		42,812	16,458		345,348	140,709	46,594		532,651
Provision for loan and lease losses	16,915	—	—		(2,500)	—		14,415	8,954	—		23,369

Net interest income after provision	253,579	11,126	4,458		45,312	16,458		330,933	131,755	46,594		509,282

Non-interest income
Service charges on deposit accounts	26,609	1,389	—		385	—		28,383	11,185	—		39,568
Mortgage lending income	5,187	—	—		—	—		5,187	—	—		5,187
Trust income	5,592	151	—		—	—		5,743	—	—		5,743
Bank owned life insurance income	5,184	332	—		—	—		5,516	—	—		5,516
Accretion of FDIC loss share payable, net of amortization of FDIC clawback payable	(611)	—	—		—	—		(611)	—	—		(611)
Other income from purchased loans	14,803	—	—		—	—		14,803	—	—		14,803
Net gains (losses) on investment securities	144	348	—		301	—		793	1,341	—		2,134
Gains (losses) on sales of other assets	6,023	(1)	—		—	—		6,022	—	—		6,022
Gain on merger and acquisition transaction	4,667	—	—		—	—		4,667	2,278	—		6,945
Other	17,285	376	—		5,437	—		23,098	7,068	—		30,166

Total non-interest income	84,883	2,595	—		6,123	—		93,601	21,872	—		115,473

Non-interest expense:
Salaries and employee benefits	76,884	10,799	—		10,358	—		98,041	46,784	—		144,825
Net occupancy and equipment	24,102	2,054	(75)	(11)	2,134	—		28,215	11,345	—		39,560
Other operating expenses	65,029	5,040	959	(12)	7,069	976	(6)	79,073	90,305	5,986	(s)	175,364

Total non-interest expenses	166,015	17,893	884		19,561	976		205,329	148,434	5,986		359,749

Income before taxes	172,447	(4,172)	3,574		31,874	15,482		219,205	5,193	40,608		265,006
Provision for income taxes	53,859	(2,367)	1,362	(7)	14,199	5,899	(7)	72,952	(1,651)	15,472	(t)	86,773

Net income (loss)	118,588	(1,805)	2,212		17,675	9,583		146,253	6,844	25,136		178,233
Net income attributable to noncontrolling interest	18	—	—		—	—		18	—	—		18

Net income available to common stockholders	$118,606	$(1,805)	$2,212		$17,675	$9,583		$146,271	$6,844	$25,136		$178,251

Basic earnings per common share:
Earnings (loss) per share	$1.53	$(0.29)			$0.80			$1.69	$0.19			$1.76
Weighted average shares outstanding (thousands)	77,538	6,138			22,016			86,337	36,949			101,283
Diluted earnings per common share:
Earnings (loss) per share	$1.52	$(0.29)			$0.80			$1.68	$0.17			$1.75
Weighted average shares outstanding (thousands)	78,060	6,138			22,231			86,859	40,758			101,805

Notes to Unaudited Pro Forma Combined Consolidated Financial Information

As of and for the Nine Months Ended September 30, 2015

And for the Year Ended December 31, 2014

(A)	This represents the estimated impact of C&S’ acquisition of certain CertusBank branches, cash, loans and deposits on October 9, 2015.

(a)	This represents the estimated C&S merger consideration of $799.6 million, consisting of 100% common stock. It is assumed that 14,876,186 shares of Ozarks $0.01 par value common stock are issued based on the closing price of $53.75 per share which was the closing price of Ozarks common stock on December 2, 2015, the latest practicable trading day before filing of this proxy statement/prospectus. The following table is a sensitivity analysis of the potential merger consideration based on changes in the price of Ozarks common stock for purposes of determining the exchange ratio for this transaction.

Change in Average Closing Price	Average Closing Price		Exchange Ratio		No. shares to be Issued		Approximate Transaction Value
40%	$75.25	(1)	0.3607	(1)	14,067,470	(1)	$1,058,577,000
30%	$69.88	(1)	0.3607	(1)	14,067,470	(1)	$983,035,000
20%	$64.50	(1)	0.3607	(1)	14,067,470	(1)	$907,352,000
10%	$59.13	(1)	0.3607	(1)	14,067,470	(1)	$831,810,000
0%	$53.75		0.3814		14,876,186		$799,595,000
-10%	$48.38		0.4237		16,527,387		$799,595,000
-20%	$43.00		0.4767		18,595,232		$799,595,000
-30%	$37.63		0.5448		21,248,870		$799,595,000
-40%	$32.25	(1)	0.6012	(1)	23,448,533	(1)	$756,215,000

(1)	The C&S merger agreement stipulates a minimum price of $34.10 per share and a maximum price of $56.84 per share to be used for purposes of calculating the exchange ratio. Accordingly, to the extent the volume-weighted average price of Ozarks common stock exceeds $56.84 per share, the total transaction value will increase although the aggregate number of shares issued will remain fixed, based on that volume-weighted average price. Conversely, to the extent the volume-weighted average price of Ozarks common stock is less than $34.10 per share, the total transaction value will decrease although the aggregate number of shares issued will remain fixed, based on that volume-weighted average price.

(b)	This adjustment represents Ozarks’ estimate to adjust C&S’ held-to-maturity investment securities portfolio to estimated fair value.
(c)	This adjustment is to reclassify the non-purchased loans and leases to purchased loans and leases.
(d)	This adjustment represents Ozarks’ estimate of the necessary write-down of C&S’ loan portfolio and foreclosed assets to estimated fair value. The estimated purchase accounting adjustment for the acquired loan portfolio is comprised of approximately $65.3 million of non-accretable credit adjustments, approximately $92.9 million of accretable interest rate adjustments and $68.1 million of reversals of C&S discounts and net deferred fees. The estimated purchase accounting adjustment of approximately $2.5 million for the acquired foreclosed assets consists entirely of non-accretable adjustments. Subsequent to the completion of the C&S merger transaction, Ozarks will finalize its determination of the fair values of the acquired loans and the acquired foreclosed assets which could significantly change both the amount and the composition of these estimated purchase accounting adjustments.
(e)	This adjustment represents the elimination of C&S’ allowance for loan losses.
(f)	This adjustment represents the estimated fair value adjustment of C&S’ premises and equipment, including the write-down of certain leasehold improvements. Prior to the completion of the C&S merger transaction, Ozarks will obtain independent third party appraisals of all significant premises and equipment owned by C&S. Such appraisals could result in further adjustments to the carrying values of the acquired premises and equipment.

(g)	This adjustment represents the estimated purchase price allocation for C&S, assuming the transaction closed on September 30, 2015, and is calculated as follows (in thousands):

Total purchase price	$799,595
Less: equity at book value	(456,876)
Elimination of allowance for loan losses	(45,513)
Current and deferred taxes	(21,082)
Estimated transaction costs and contract buyouts	20,467
Elimination of previously recorded core deposit intangible	15,617
Elimination of previously recorded goodwill	44,647
Allocated to:
Investment securities – HTM	(3,397)
Loans and foreclosed assets	92,652
Premises and equipment	15,008
Core deposit intangible	(41,905)
Other assets	1,700
Time deposits	13,700
Other borrowings	2,623

Goodwill	$437,236

(h)	This adjustment represents Ozarks’ estimate of the core deposit intangible asset to be recorded, net of the reversal of previously recorded core deposit intangible. The actual amount of such core deposit intangible asset will be determined at the completion of the C&S merger transaction.
(i)	This adjustment includes current and deferred income tax assets and liabilities recorded to reflect the differences in the carrying values of the acquired assets and the assumed liabilities for financial reporting purposes and the cost basis for federal income tax purposes.
(j)	This adjustment represents the write-off of certain other assets to estimated fair value.
(k)	This adjustment represents the estimated write-up of assumed time deposits to reflect a current market rate of interest.
(l)	This adjustment represents the estimated write-up of assumed other borrowings to reflect a current market rate of interest.
(m)	This adjustment represents the accrual of certain costs and contract buyouts expected to be incurred in connection with the merger transaction. The details of such costs and contract buyouts are as follows (in thousands):

Financial advisor fee	$8,500
Estimated employment contract costs	6,850
Estimated contract termination costs	2,500
Estimated attorneys and accountants fees	1,300
Other transaction costs	1,317

Total costs	$20,467

(n)	This adjustment represents the elimination of the historical equity of C&S.
(o)

Upon completion of the C&S merger transaction, Ozarks will evaluate the acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. This adjustment includes Ozarks’ estimate of the expected accretion that would have been recorded in 2014 and the first nine months of 2015 assuming the C&S merger transaction closed on January 1, 2014 and using a weighted average maturity of approximately 6.5 years. The estimated accretion adjustments are approximately $31.1 million in year 1, approximately $18.5 million in year 2, approximately $12.5 million in year 3, approximately $8.9 million in year 4, approximately $5.7 million in year 5 and approximately $16.2 million thereafter. Subsequent to the closing of the C&S merger transaction, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly. This adjustment also includes the estimated pro forma impact of C&S’ acquisition of certain CertusBank loans on October 9, 2015 that would have been recorded in 2014 and the first nine months of 2015 assuming the CertusBank transaction closed on January 1, 2014. The increase in interest income is estimated to be $8.3 million and $6.2 million in 2014 and the first nine months of 2015, respectively.
(p)	This adjustment represents the estimated pro forma impact of C&S’ acquisition of certain CertusBank cash on October 9, 2015 that would have been recorded in 2014 and the first nine months of 2015 assuming the CertusBank transaction closed on January 1, 2014. The increase in interest income is estimated to be $0.9 million and $0.7 million in 2014 and the first nine months of 2015, respectively.
(q)	Upon completion of the C&S merger transaction, Ozarks will evaluate the assumed time deposits to finalize the necessary fair value adjustment to reflect current interest rates for comparable deposits. This fair value adjustment will then be accreted into earnings as a reduction of the cost of such time deposits. This adjustment includes Ozarks’ estimate of the expected accretion that would have been recorded in 2014 and the first nine months of 2015 assuming the C&S merger transaction closed on January 1, 2014 and using a weighted-average maturity of approximately 1.0 years. The estimated accretion adjustments are approximately $7.7 million in year 1, approximately $2.7 million in year 2, approximately $1.6 million in year 3, approximately $1.2 million in year 4, and approximately $0.5 million in year 5. Subsequent to the closing of the C&S merger transaction, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly. This adjustment also includes the estimated pro forma impact of C&S’ assumption of certain CertusBank deposits on October 9, 2015 that would have been recorded in 2014 and the first nine months of 2015 assuming the CertusBank transaction closed on January 1, 2014. The increase in interest expense is estimated to be $2.6 million and $2.0 million in 2014 and the first nine months of 2015, respectively.
(r)	This adjustment represents the amount of accretion on other borrowings assumed from C&S that would have been recorded in 2014 and the first nine months of 2015 assuming the transaction closed on January 1, 2014.
(s)	This represents the expected amortization during 2014 and the first nine months of 2015 of the core deposit intangible expected to be acquired in the C&S merger transaction, assuming the transaction closed on January 1, 2014. The estimated useful lives of the acquired intangible asset is estimated to be seven years.
(t)	This represents income tax expense on the pro forma adjustments at Ozarks’ statutory federal and state income tax rate of 38.1%.

(1)	The historical results of operations for Intervest for the period of January 1, 2015 through February 10, 2015 (the date the Intervest merger transaction closed) are included in the unaudited pro forma combined consolidated income statement for the nine months ended September 30, 2015. The historical results of operations for Intervest for the period of January 1, 2014 through December 31, 2014 are included in the unaudited pro forma combined consolidated income statement for the year ended December 31, 2014.
(2)	The historical results of operations for Summit for the period of January 1, 2014 through May 16, 2014 (the date the Summit merger transaction closed) are included in the unaudited pro forma combined consolidated income statement for the year ended December 31, 2014.
(3)	This adjustment represents Ozarks’ estimate of the accretion on the acquired loan portfolio of Intervest that would have been recorded during 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014.
(4)	This adjustment represents Ozarks’ estimate of the accretion on the assumed time deposits from Intervest that would have been recorded during 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014.
(5)	This adjustment represents the estimated amount of amortization on subordinated debentures assumed from Intervest that would have been recorded in 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014.

(6)	This represents the amortization of the core deposit intangible during 2014 and the first nine months of 2015 assuming the Intervest merger transaction closed on January 1, 2014. The estimated useful life of the acquired intangible assets is six years.
(7)	This represents income tax expense on the pro forma adjustments at Ozarks’ statutory federal and state income tax rate of 38.1%.
(8)	This adjustment represents Ozarks’ estimate of the accretion on the acquired loan portfolio of Summit that would have been recorded during 2014 assuming the Summit merger transaction closed on January 1, 2014.
(9)	This adjustment represents Ozarks’ estimate of the accretion on the assumed time deposits from Summit that would have been recorded during 2014 assuming the Summit merger transaction closed on January 1, 2014.
(10)	This adjustment represents the estimated amount of accretion on Federal Home Loan Bank of Dallas advances assumed from Summit that would have been recorded in 2014 assuming the Summit merger transaction closed on January 1, 2014.
(11)	This adjustment represents the estimated decrease in depreciation and amortization expense that would have been recorded during 2014 assuming the Summit merger transaction closed on January 1, 2014.
(12)	This represents the additional amount of amortization of the core deposit intangible that would have been recorded during 2014 assuming the Summit merger transaction closed January 1, 2014.